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                                                                    EXHIBIT 99.1

                                                           [ENGLISH TRANSLATION]

                                                                   July 29, 2003

                                                                 FAIR DISCLOSURE

                              HANARO TELECOM, INC.

         Hanaro Telecom, Inc. ("Hanaro" or the "Company") has finally decided not to increase the caller ID, or CID, service fee.

         The Company recently announced that it intended to increase the CID service fee to KRW2,000 from KRW1,000, effective from August 1, 2003.

         To subsidize the capital expenditure required for new service development, the Company planned to increase the service fee. However, considering the effect of the rate increase on consumer confidence, the Company decided to subsidize its capital expenditure requirement with internal funding and be in line with the policy for privacy protection in telecommunications services that the Government is supporting.

         On the other hand, the basic service fee for local telephony services will increase by KRW1,000 as planned, from KRW3,500 to KRW4,500 for local telephony service only and from KRW1,000 to KRW2,000 for bundled products, effective from August 1, 2003. However, the local-to-mobile rate will decrease to KRW14.83 from KRW15 per 10 seconds.